UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF MAY 2013

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the registration statement of Xinyuan Real Estate Co., Ltd. (the "Company ") on Form S-8 (Registration Number 333-152638) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company's reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K (excluding Exhibit 99.1 hereto) shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

Page
Upcoming Retirement of CFO	1
Signature	2
Exhibit Index	3
Exhibit 99.1 Press Release of Xinyuan Real Estate Co., Ltd., dated May 21, 2013

UPCOMING RETIREMENT OF CFO

Xinyuan Real Estate Co., Ltd. ("the Company") issued a press release on May 21, 2013 announcing that Tom Gurnee, the Company's Chief Financial Officer for the past four and a half years, plans to retire as CFO in August 2013. Mr. Gurnee will remain on the Company’s Board of Directors following his retirement as CFO.

The Company has formed a search committee, which includes members of the Board's audit committee, to lead the effort to locate Mr. Gurnee's successor. The Company plans to have a new CFO in place prior to Mr. Gurnee's retirement in order to provide an orderly transition.

A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: May 21, 2013

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of Xinyuan Real Estate Co., Ltd., dated May 21, 2013